UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 000-30078

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel: + 33 1 46 29 08 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                               No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

News Release

Contact:

Sharlene Myers Sierra Wireless Phone: +1 (604) 232-1445 Email: smyers@sierrawireless.com	Lisa Ann Sanders Wavecom Phone: +33 1 46 29 41 81 Email: lisaann.sanders@wavecom.com

Sierra Wireless’ Tender Offers for Wavecom Are Successful

Vancouver, Canada and Issy-les-Moulineaux, France – February 18, 2009 – Sierra Wireless (NASDAQ: SWIR - TSX: SW), a leading provider of wireless solutions for mobile computing, and Wavecom (Paris: AVM – NASDAQ: WVCM), a leading provider of embedded wireless technology for M2M (machine-to-machine) communication, announced today that Sierra Wireless France’s all-cash tender offers for Wavecom securities in France and the United States were successful.

The preliminary results of the tender offers were published today by the French stock market authority, the AMF (Autorité des marchés financiers). As of the expiration date of February 12, 2009, 13,353,912 ordinary shares were tendered to the offers (including ordinary shares represented by American Depositary Shares, the “ADSs”), which represent 84.34% of outstanding Wavecom shares. In addition, 2,571,022 OCEANE convertible bonds (the “OCEANEs”) were tendered to the offers, which represent 99.97% of the outstanding OCEANEs. The tendered securities represent 90.59% of the voting rights of Wavecom, and therefore, the minimum tender condition of the offers has been satisfied.

“We are very pleased with the results of the tender offers and we are excited about Sierra Wireless and Wavecom joining forces. Together the two companies are uniquely positioned to become a global leader in wireless for mobile computing and M2M, with one of the most comprehensive product portfolio in the industry, significant presence in all regions globally, and world-leading customers,” said Jason Cohenour, President and CEO of Sierra Wireless. “Based on the complementary nature of the businesses, we expect a fast integration with very little impact on operations. During the integration and beyond, we will be focused on delivering market leading support to our customers and working aggressively to expand market share by leveraging our combined product lines and channels.”

Sierra Wireless and Wavecom expect that the AMF will announce the final results of the tender offers on or before February 25, 2009. The settlement of the French tender offer and cash payment to financial intermediaries for the tendered ordinary shares and OCEANEs is scheduled to occur on or around March 3, 2009.

Upon confirmation of these preliminary results, the tender offers will be reopened within 10 trading days for a subsequent offering period of at least 10 trading days in France and the United States. Sierra Wireless expects to publish a timetable for the subsequent offering period for both tender offers on, or shortly after, publication of the final results of the tender offers by the AMF.

Shortly after the closing of the subsequent offering period, provided applicable legal requirements are satisfied, Sierra Wireless France intends to implement a squeeze-out of the shares and OCEANEs that have not been tendered to the offers and to request the delisting of the Wavecom shares and OCEANEs from Euronext and of the ADSs from NASDAQ.

Further Information:

The tender offers described here are being made for the ordinary shares, the ADSs and the OCEANEs of Wavecom. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and OCEANEs of Wavecom is being made only pursuant to the offer to purchase and related materials that Sierra Wireless France filed with the AMF or the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully the filed documents listed below, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offers.

Copies of the note d’information approved by the AMF under visa no. 09-002 dated January 6, 2009, as well as the “other information document”, are available on the Sierra Wireless, Inc. website (www.sierrawireless.com) and the AMF website (www.amf-france.org) and can be obtained for free from Lazard Frères Banque, 121 boulevard Haussmann, 75008 Paris.

Copies of the note en réponse approved by the AMF under visa no. 09-003 dated January 6, 2009, as well as the “other information document”, are available on the Wavecom website (www.wavecom.com) and the AMF website (www.amf-france.org) and can be obtained for free from Wavecom, 3, esplanade du Foncet, 92442 Issy-les-Moulineaux and Merrill Lynch Capital Markets (France) SAS, 112, avenue Kléber, 75761 Paris.

Copies of the Tender Offer Statement on Schedule TO filed by Sierra Wireless France and the Schedule 14D-9 filed by Wavecom, are available from the SEC’s website (www.sec.gov). Such materials filed by Sierra Wireless France and Wavecom are also available for free on the websites of Sierra Wireless, Inc. (www.sierrawireless.com) and Wavecom (www.wavecom.com).

Wavecom security holders and other investors can obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org.), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless France will also be available for free at Sierra Wireless’ website (www.sierrawireless.com).

About Sierra Wireless

Global Leader in wireless solutions for mobile computing and M2M

Sierra Wireless (NASDAQ: SWIR – TSX: SW) modems and software connect people and systems to mobile broadband networks around the world. Sierra Wireless offers a diverse product portfolio addressing enterprise, consumer, original equipment manufacturer, specialized vertical industry, and machine-to-machine markets, and provides professional services to customers requiring expertise in wireless design, integration, and carrier certification. For more information about Sierra Wireless, visit www.sierrawireless.com.

About Wavecom

Wavecom – the wireless M2M experts

Wavecom is a leading provider of embedded wireless technology for M2M (machine-to-machine) communication. Wavecom provides a range of GSM/GPRS, CDMA, EDGE and 3G Wireless CPUs; programmable processors which also act as wireless modules or wireless modems. These are backed by a cellular wireless software suite which includes a real-time operating system (RTOS), a software development environment based on Eclipse™, and several Plug-Ins (GPS, TCP/IP, security, Bluetooth™, Lua script and more). Wavecom also offers a wide range of professional and operated services. Wavecom solutions are used for automotive telematics, smart metering, fleet management, GSM/GPS/satellite tracking, wireless alarms, wireless POS (point of sales), WLL (fixed voice), remote monitoring and many other M2M applications. Founded in 1993 and headquartered in Issy-les-Moulineaux (France) near Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), Farnborough (UK), Munich (Germany) and Sao Paolo (Brazil). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian and French securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this press release include statements relating to the offers for the ordinary shares, the ADSs, and the OCEANEs of Wavecom and the results of such offers, the combined company’s future business prospects and projected position in the wireless data and M2M markets, the outlook for the combined company’s future operations, plans and timing for the introduction or enhancement of its services and products, strategies or developments, future market conditions and supply conditions. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.

These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in Sierra Wireless’ and Wavecom’s respective filings and reports, which may be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, on the AMF’s website at www.amf-france.org, and in each of their other regulatory filings with the AMF in France, the SEC in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: February 18, 2009	By:	/s/ Chantal Bourgeat
Chantal Bourgeat
Chief Financial Officer